                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-52822

PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated January 24, 2001)

                                $2,000,000,000


                                     [LOGO]
                           Merrill Lynch & Co., Inc.
                    Liquid Yield Option/TM/ Notes due 2032
                    (Zero Coupon - Floating Rate - Senior)

                               ----------------

                                 The Offering:

      We are offering the LYONs at an issue price of $1,000 per LYON. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable, as described below. Instead, on March 13, 2032, the maturity date of the LYONs, a holder will receive the contingent principal amount of a LYON, which will be equal to the original principal amount of $1,000 per LYON increased daily by a variable yield. The yield until June 12, 2002 will be 0% per annum and commencing June 13, 2002 will be reset quarterly to a rate of 3-month LIBOR minus 2.0% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never be less than zero and, after March 13, 2007, this yield will not exceed 5.5% per annum. The LYONs will rank equally with all of our existing and future unsecured and unsubordinated indebtedness.

                         Convertibility of the LYONs:

      Holders may convert their LYONs into 13.8213 shares of our common stock, subject to adjustment, (1) if the sale price of our common stock issuable upon conversion of a LYON reaches specified thresholds, (2) during any period in which the credit rating of the LYONs is below a specified level, (3) if the LYONs are called for redemption, or (4) if specified corporate transactions have occurred. Our common stock currently trades on the New York Stock Exchange under the symbol "MER." The last reported sale price of our common stock on the New York Stock Exchange was $54.40 per share on March 6, 2002.

                             Contingent Interest:

      We will pay contingent interest to the holders of LYONs during the six-month period commencing June 1, 2007 and during any six-month period thereafter if the average market price of a LYON for a certain measurement period preceding the applicable six-month period equals 120% or more of the contingent principal amount of such LYON. During any period in which contingent interest shall be payable, the contingent interest payable per LYON in either the first three months or second three months of such period will be equal to the greater of (i) the sum of all regular cash dividends paid by us per share on our common stock during those three months multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (ii) $0.16 multiplied by 13.8213. For United States Federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States Federal income tax considerations relevant to the LYONs beginning on page S-27.

         Purchase of the LYONs by ML&Co. at the Option of the Holder:

      Holders may require us to purchase all or a portion of their LYONs on March 13, 2005, 2007, 2012, 2017, 2022 and 2027 at the prices calculated as described in "Description of LYONs--Purchase of LYONs at the Option of the Holder." We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. In addition, upon a change in control of ML&Co. occurring on or before March 13, 2007, holders may require us to repurchase for cash all or a portion of their LYONs.

               Redemption of the LYONs at the Option of ML&Co.:

      We may redeem for cash all or a portion of the LYONs at any time on or after March 13, 2007 at prices calculated as described in "Description of LYONs--Redemption of LYONs at the Option of ML&Co."

      Investing in the LYONs involves risks, some of which are described in the "Risk Factors Relating to the LYONs" section beginning on page S-7 of this prospectus supplement.

                               ----------------

                                                              Per LYON      Total
                                                              ---------     -----
       Public offering price................................. $1,000.00 $2,000,000,000
       Underwriting discount.................................    $22.50    $45,000,000
       Proceeds, before expenses, to ML&Co...................   $977.50 $1,955,000,000

      The underwriter may also purchase up to an additional $300,000,000 aggregate original principal amount of LYONs from ML&Co. within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The LYONs will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 13, 2002.

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

           The date of this prospectus supplement is March 7, 2002.

/TM/Trademark of Merrill Lynch & Co., Inc.                       Patent Pending

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
Summary...................................................................  S-3
Risk Factors Relating to the LYONs........................................  S-7
Use of Proceeds...........................................................  S-8
Common Stock..............................................................  S-8
Description of LYONs...................................................... S-10
Certain United States Federal Income Tax Considerations................... S-27
ERISA Considerations...................................................... S-32
Where You Can Find More Information....................................... S-32
Underwriting.............................................................. S-33
Validity of the LYONs..................................................... S-35
Index of Defined Terms.................................................... S-36

                                Prospectus

Merrill Lynch & Co., Inc..................................................    2
Use of Proceeds...........................................................    2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends...................................    3
The Securities............................................................    3
Description of Debt Securities............................................    4
Description of Debt Warrants..............................................   10
Description of Currency Warrants..........................................   12
Description of Index Warrants.............................................   14
Description of Preferred Stock............................................   19
Description of Depositary Shares..........................................   24
Description of Preferred Stock Warrants...................................   28
Description of Common Stock...............................................   30
Description of Common Stock Warrants......................................   34
Plan of Distribution......................................................   36
Where You Can Find More Information.......................................   37
Incorporation of Information We File With the SEC.........................   37
Experts...................................................................   38

                                    SUMMARY

      This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the Liquid Yield Option/TM/ Notes due 2032 (the "LYONs"). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the LYONs and the tax and other considerations that are important to you in making a decision about whether to invest in the LYONs. You should also carefully review the "Risk Factors Relating to the LYONs" section, which highlights certain risks associated with an investment in the LYONs, to determine whether an investment in the LYONs is appropriate for you.

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the underwriter. References to our common stock include references to our preferred stock purchase rights issued pursuant to our Amended and Restated Rights Agreement. See "Description of Common Stock--Rights to Purchase Series A Junior Preferred Stock" in the accompanying prospectus.

                                 The Offering

LYONs.......................   $2,000,000,000 aggregate original principal
                               amount ($2,300,000,000 aggregate original principal amount if MLPF&S exercises its over-allotment option in full) of LYONs due
                               2032. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Each LYON will be issued at a price of $1,000 per LYON and will have an original principal amount of $1,000.

Maturity of LYONs...........   March 13, 2032.

Yield of LYONs..............   On the maturity date of the LYONs, a holder will
                               receive the contingent principal amount of a LYON, which will be equal to the original principal amount of $1,000 per LYON increased daily by a variable yield. The yield until June
                               12, 2002 will be 0% per annum and commencing
                               June 13, 2002 will be reset quarterly to a rate of 3-month LIBOR minus 2.0% per annum.
                               Regardless of the level of 3-month LIBOR, however, this yield will never be less than zero and, after March 13, 2007, the yield will not exceed 5.5% per annum.

                               The contingent principal amount will accrue daily at the applicable yield. The rate of accrual will be applied to the contingent principal amount per LYON as of the day preceding the most recent yield reset date.
                               Yield reset dates will be each March 13, June
                               13, September 13 and December 13 of each year, commencing on June 13, 2002. The yield will be calculated using the actual number of days elapsed between the yield reset dates divided by
                               360. Contingent interest, if any, which is described below will be in addition to the yield.

Ranking.....................   The LYONs will be unsecured and unsubordinated
                               indebtedness of ML&Co. and will rank equally with ML&Co.'s other existing and future unsecured and unsubordinated indebtedness. See
                               "Description of Debt Securities--Terms of Debt
                               Securities" in the accompanying prospectus.

Conversion Rights...........   For each LYON surrendered for conversion, if the
                               conditions for conversion are satisfied, a holder will receive 13.8213 shares of our common stock. The conversion rate will be adjusted for reasons specified in the indenture, but will not be adjusted for increases in the contingent principal amount. Upon conversion, a holder will not receive any cash payment representing increases in the contingent principal amount.
                               Instead, increases in the contingent principal amount will be deemed paid by the shares of common stock received by the holder on conversion. See "Description of
                               LYONs--Conversion Rights."

                               If, as of the last day of any calendar quarter beginning with the quarter ending June 30, 2002, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such quarter, then on and after the first day of the following quarter holders may surrender LYONs for conversion into shares of our common stock. The accreted conversion price per share as of any day will equal the contingent principal amount on that day, with that sum divided by the number of shares of our common stock issuable upon the conversion of a LYON on that day.

                               Holders may also surrender a LYON for conversion when the credit rating assigned to the LYONs is Baa1 or lower by Moody's Investors Service, Inc. ("Moody's"), BBB+ or lower by Standard & Poor's Credit Market Services, a division of The McGraw-Hill Companies ("Standard & Poor's") or BBB+ or lower by Fitch, Inc. ("Fitch").

                               LYONs or portions of LYONs in integral multiples of $1,000 original principal amount called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs--Conversion Rights." See "Certain United States Federal Income Tax Considerations" and "Description of LYONs--Conversion
                               Rights--Conversion Rights Upon Notice of
                               Redemption."

Contingent Interest.........   We will pay contingent interest to the holders
                               of LYONs during any six-month period from June 1 to November 30, and from December 1 to May 31, with the initial six-month period commencing
                               June 1, 2007, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the contingent principal amount of such LYON.

                               During any period when contingent interest shall be payable, the contingent interest payable per LYON in either the first three months or the second three months of such period will be equal to the greater of (i) the sum of all regular cash dividends paid by us per share on our common stock during those three months multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (ii) $0.16 multiplied by 13.8213. Therefore, during any applicable six-month period when contingent interest is payable, the contingent interest will not be less than $0.32 multiplied by the number of shares of common stock initially issuable upon conversion of a LYON. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within that six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding such record date.

                               Contingent interest, if any, will be payable to holders of LYONs as of the record date for the related common stock dividend or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. We will make contingent interest payments on the payment date of the related common stock dividend or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period, on the last day of the relevant six-month period. The contingent principal amount will continue to increase at the applicable yield whether or not contingent interest is paid.

Tax Original Issue Discount.   The LYONs will be debt instruments subject to
                               the United States Federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent interest on the LYONs, you will be required to include interest in your gross income for United
                               States Federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 5.714% per year, computed on a semi-annual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs.
                               We anticipate that the rate at which the tax original issue discount will accrue for United
                               States Federal income tax purposes will exceed the stated yield based upon 3-month LIBOR minus
                               2.0% per annum.

                               You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Considerations."

Purchase of LYONs by ML&Co.
  at the Option of the Holder  Holders may require us to purchase all or a portion of their LYONs on March 13, 2005, 2007, 2012, 2017, 2022 and 2027 at a price equal to the contingent principal amount of the LYONs on the purchase date. We may choose to pay the purchase price in cash or in shares of our common stock (based on the prevailing market price thereof) or a combination of cash and shares of our common stock. See "Description of LYONs--Purchase of LYONs at the Option of the Holder."

Change in Control...........   Upon a change in control of ML&Co. occurring on
                               or before March 13, 2007, each holder may require us to repurchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the contingent principal amount of such LYONs on the date of repurchase. See
                               "Description of LYONs--Change in Control Permits
                               Purchase of LYONs at the Option of the Holder."

Redemption of LYONs at the
  Option of ML&Co...........   We may redeem all or a portion of the LYONs for
                               cash at any time on or after March 13, 2007 at a redemption price equal to the contingent principal amount of the LYONs on the redemption date. See "Description of LYONs--Redemption of LYONs at the Option of ML&Co."

Sinking Fund................   None.

DTC Eligibility.............   The LYONs will be issued in book-entry form and
                               will be represented by permanent global
                               certificates without coupons deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See
                               "Description of LYONs--Depositary--DTC
                               Procedures."

Listing.....................   ML&Co. does not intend to list the LYONs on any
                               securities exchange.

Trading Symbol for
  our Common Stock..........   Our common stock is traded on the NYSE under the
                               symbol "MER."

                      RISK FACTORS RELATING TO THE LYONs

      Your investment in the LYONs involves risks. You should carefully consider the following discussion of risks before deciding whether an investment in the LYONs is suitable for you.

The yield on the LYONs cannot be determined at this time and may be lower than the yield on a standard debt security of comparable maturity and may be zero.

      The yield on the LYONs is based on 3-month LIBOR, which is the London Interbank Offered Rate. This represents the interest rate London banks offer for deposits of U.S. dollars for a period of three months. At March 6, 2002, 3-month LIBOR was 1.92% per annum. The yield on the LYONs will be reset every three months. If LIBOR is at or below 2.0% per annum at the start of any three month period, no contingent principal will accrue on the LYONs during that period. Therefore, the contingent principal amount of a LYON at maturity cannot be determined at this time and there can be no assurance that we will pay you on the maturity date more than the $1,000 you pay for a LYON.

      The amount we pay you may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

We expect that the trading value of the LYONs will be significantly affected by the price of our common stock and other factors.

      The market price of the LYONs is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the LYONs than would be expected for nonconvertible debt securities we issue. In addition, the LYONs have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of the common stock into which a LYON is otherwise convertible. These features could adversely affect the value and the trading prices for the LYONs.

Certain provisions in our certificate of incorporation, bylaws and rights agreement may deter potential acquirors and may depress our stock price.

      Our certificate of incorporation, bylaws and rights agreement contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of ML&Co. See "Description of Common Stock--Voting Rights", "--Rights to Purchase Series A Junior Preferred Stock" and "--Material Charter Provisions" in the accompanying prospectus.

The trading market for LYONs may be limited.

      The LYONs comprise a new issue of securities for which there is currently no public market. If the LYONs are traded, they may do so at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, the market prices for our common stock, our financial performance and other factors. The LYONs will not be listed on any securities exchange, and we do not know whether an active trading market will develop or be maintained for the LYONs. To the extent that an active trading market for the LYONs does not develop, their liquidity and trading price may be harmed.

      After the distribution of the LYONs is completed, due to certain regulatory restrictions arising from its affiliation with ML&Co., MLPF&S will not be able to make a market in the LYONs or, except on a limited, unsolicited basis, effect any transactions for the account of any customer in the LYONs. Other broker-dealers unaffiliated with ML&Co. will not be subject to such prohibitions.

You should consider the United States Federal income tax consequences of owning LYONs.

      The LYONs will be characterized as indebtedness of ours for United States Federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

      The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash or other property attributable thereto. We anticipate that the amount of interest income required to be included by you for each year will be in excess of the stated yield based upon 3-month LIBOR minus 2.0% per annum. You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States Federal income tax consequences of ownership of the LYONs is described in this prospectus supplement under the heading "Certain United States Federal Income Tax Considerations."

                                USE OF PROCEEDS

      The net proceeds from the sale of the LYONs, expected to be $1,955,000,000 ($2,248,250,000 if MLPF&S exercises its over-allotment option in full) before deducting the expenses of the offering, will be used as described under "Use of Proceeds" in the accompanying prospectus.

                                 COMMON STOCK

Terms of Our Common Stock

      Under our restated certificate of incorporation, we are authorized to issue up to 3,000,000,000 shares of common stock, par value $1.33 1/3 per share. As of February 26, 2002, there were 853,408,629 shares of common stock and 4,185,009 exchangeable shares outstanding. The exchangeable shares are exchangeable at any time into our common stock on a one-for-one basis and entitle holders to dividend, voting and other rights equivalent to our common stock. Our common stock is traded on the NYSE, the Chicago Stock Exchange, the Pacific Exchange, the Paris Bourse, the London Stock Exchange and the Tokyo Stock Exchange. For a description of our common stock, see "Description of Common Stock" in the accompanying prospectus and our restated certificate of incorporation, which is filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

Market Price of Our Common Stock

      Our common stock is listed and traded on the NYSE under the symbol "MER". There were approximately 13,965 registered holders of our common stock as of February 26, 2002. The table below sets forth the high and low sales prices of the common stock as reported for NYSE Composite Transactions and the quarterly cash dividends declared per share of our common stock during the periods indicated. The common stock prices and dividends reflect the retroactive effect of a two-for-one stock split, effected in the form of a 100% stock dividend, paid on August 31, 2000. The common stock prices have been rounded to the nearest one- hundredth and the dividends have been rounded to the nearest one-thousandth.

                                                          Price Range    Cash
                                                         ------------- Dividend
Calendar Quarter                                          Low    High  Declared
----------------                                         ------ ------ --------
1999
   First Quarter........................................ $32.81 $47.25  $.120
   Second Quarter.......................................  33.03  51.25   .135
   Third Quarter........................................  31.00  40.72   .135
   Fourth Quarter.......................................  31.19  44.22   .135
2000
   First Quarter........................................ $36.31 $57.59  $.135
   Second Quarter.......................................  42.25  61.16   .150
   Third Quarter........................................  56.81  74.63   .160
   Fourth Quarter.......................................  54.75  73.50   .160
2001
   First Quarter........................................ $50.31 $80.00  $.160
   Second Quarter.......................................  51.15  71.50   .160
   Third Quarter........................................  33.50  59.85   .160
   Fourth Quarter.......................................  38.49  54.65   .160
2002
   First Quarter (through March 6, 2002)................ $44.15 $59.32  $.160

      On March 6, 2002, the last sale price per share of our common stock on the NYSE was $54.40 per share.

Dividends

      We may pay dividends on our common stock out of funds legally available for the payment of dividends as, if and when declared by our Board of Directors or a duly authorized committee of our Board of Directors.

      As of December 28, 2001, we had outstanding $425 million of 9% Cumulative Preferred Stock, Series A and our subsidiaries had outstanding approximately $2.7 billion of Trust Originated Preferred Securities, or "TOPrS." In connection with the issuance of these securities, we agreed, among other things, that if full dividends on the preferred stock or distributions on the TOPrS have not been paid or set apart for payment, or we are in default of our related guarantee obligations under the TOPrS, we, with certain exceptions, will not declare or pay dividends, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of our capital stock, including our common stock.

                             DESCRIPTION OF LYONs

      We will issue the LYONs under an indenture between ML&Co. and JPMorgan Chase Bank, as trustee, to be dated as of March 13, 2002. The following summarizes some, but not all, of the provisions of the LYONs and the indenture. The LYONs are a series of debt securities as described in the accompanying prospectus. The following description supplements, and to the extent it is inconsistent, supercedes, the statements under "Description of Debt Securities" in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the debt securities. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a LYONs holder. As used in this description, the words "we," "us," "ML&Co.," "our" or "Merrill Lynch" do not include any current or future subsidiary of ML&Co.

General

      The LYONs will be limited to $2,000,000,000 aggregate original principal amount ($2,300,000,000 aggregate original principal amount if the underwriter exercises the over-allotment option in full). The LYONs will mature on March 13, 2032. The original principal amount of each LYON is $1,000. On the maturity date of the LYONs, a holder will receive the contingent principal amount of a LYON. The contingent principal amount will equal the original principal amount of $1,000 per LYON increased daily by a variable yield. The yield until June 12, 2002 will be 0% per annum and commencing June 13, 2002 will be reset quarterly to a rate of 3-month LIBOR minus 2.0% per annum. Regardless of the level of 3-month LIBOR, however, this yield will never be less than zero and, after March 13, 2007, the yield will not exceed 5.5% per annum. The contingent principal amount will accrue daily at the applicable yield. The rate of accrual will be applied to the contingent principal amount per LYON as of the day preceding the most recent yield reset date. Yield reset dates will be each March 13, June 13, September 13 and December 13, commencing June 13, 2002. The yield will be calculated using the actual number of days elapsed between the yield reset dates divided by 360. Contingent interest, if any, which is described below will be in addition to the yield.

      The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York. Except as described below under "--Contingent Interest", we will not make periodic payments of interest on the LYONs.

      The LYONs will be debt instruments subject to the contingent payment debt regulations. The LYONs will be issued with original issue discount for United States Federal income tax purposes. Even if we do not pay any contingent interest on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States Federal income tax purposes. We anticipate that the rate at which the tax original issue discount will accrue will exceed the stated yield based upon 3-month LIBOR minus 2.0% per annum. See "Certain United States Federal Income Tax Considerations."

      The LYONs will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. See "Description of Debt Securities--Terms of Debt Securities" in the accompanying prospectus.

      Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON at our option will cause the applicable yield and contingent interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

      LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. We will not charge a service fee for any registration of transfer or exchange of LYONs.

LIBOR

      The yield on the LYONs will be reset on each March 13, June 13, September 13 and December 13, commencing on June 13, 2002. If any yield reset date would otherwise be a day that is not a business day, that yield reset date will be postponed to the next succeeding business day, except if that business day falls in the next succeeding calendar month, that yield reset date will be the immediately preceding business day.

      We will determine 3-month LIBOR on the second London banking day preceding the related yield reset date, which we refer to as the yield determination date.

      "3-month LIBOR" means:

            (a) the rate for 3-month deposits in United States dollars commencing on the related yield reset date, that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the yield determination date, or

            (b) if fewer than two offered rates appear, or no rate appears, as the case may be, on the particular yield determination date on the Moneyline Telerate Page 3750, the rate calculated by us of at least two offered quotations obtained by us after requesting the principal London offices of each of four major reference banks (which will not include our affiliates) in the London interbank market to provide us with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related yield reset date, to prime banks in the London interbank market at approximately 11.00 A.M., London time, on that yield determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time, or

            (c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by us as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular yield determination date by three major banks (which will not include our affiliates) in The City of New York selected by us for loans in United States dollars to leading European banks for a period of three months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time, or

            (d) if the banks so selected by us are not quoting as mentioned in clause (c), LIBOR in effect on the particular yield determination date.

      "Moneyline Telerate Page 3750" means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

      "London banking day" means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

      "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Conversion Rights

      Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. The initial conversion rate is 13.8213 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. LYONs may be submitted for conversion in multiples of $1,000 original principal amount. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

      Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the following provisions, we will issue a press release and publish such information on our website as soon as practicable.

      Conversion Rights Based on Common Stock Price. If, as of the last day of any calendar quarter beginning with the quarter ending June 30, 2002, the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such quarter, then on and after the first day of the following quarter holders may surrender LYONs for conversion into shares of common stock at any time at their option until the close of business on the business day immediately preceding March 13, 2032. If the LYONs become convertible pursuant to this provision, they will remain convertible regardless of future changes in the sales prices of our common stock. The accreted conversion price per share as of any day will equal the contingent principal amount of a LYON on that day, with that amount divided by the number of shares of common stock issuable upon the conversion of a LYON on that day (the "conversion trigger price").

      "Trading day" means a day during which trading in securities generally occurs on the NYSE or, if the common stock is not listed on the NYSE, on the principal other national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation system or, if the common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which the common stock is then traded.

      The contingent principal amount of a LYON will be equal to the original principal amount of $1,000 per LYON increased daily by a variable yield. The yield until June 12, 2002 will be 0% per annum and commencing June 13, 2002 will be reset quarterly to a rate of 3-month LIBOR minus 2.0% per annum. Because the accreted conversion price of a LYON at any time is dependent upon the contingent principal amount of a LYON at that time, the conversion trigger price per share of our common stock, which is based on the contingent principal amount at that time, cannot be determined at this time. The following table indicates what the conversion trigger prices would be for each of the 20 quarters through the second quarter of 2007 and at the end of each calendar year thereafter, assuming LIBOR was a constant 2.00%, 5.00% and 8.00% from March 13, 2002. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the yield on the LYONs will fluctuate, the accreted conversion price, and therefore the conversion trigger price, will differ, and may differ significantly, from the amounts shown below.

                                 Hypothetical Conversion Trigger Prices

                    Assuming 2.00% LIBOR  Assuming 5.00% LIBOR  Assuming 8.00% LIBOR
                    --------------------- --------------------- ---------------------
                     Accreted  Conversion  Accreted  Conversion  Accreted  Conversion
                    Conversion  Trigger   Conversion  Trigger   Conversion  Trigger
Quarter *             Price      Price      Price      Price      Price      Price
---------           ---------- ---------- ---------- ---------- ---------- ----------
2002
   Third Quarter...   $72.35     $86.82    $ 73.02    $ 87.62    $ 73.68    $ 88.42
   Fourth Quarter..    72.35      86.82      73.58      88.29      74.81      89.77
2003
   First Quarter...    72.35      86.82      74.14      88.97      75.96      91.15
   Second Quarter..    72.35      86.82      74.70      89.64      77.10      92.52
   Third Quarter...    72.35      86.82      75.26      90.32      78.27      93.92
   Fourth Quarter..    72.35      86.82      75.84      91.01      79.47      95.36
2004
   First Quarter...    72.35      86.82      76.42      91.71      80.69      96.82
   Second Quarter..    72.35      86.82      77.00      92.40      81.91      98.29
   Third Quarter...    72.35      86.82      77.58      93.10      83.15      99.78
   Fourth Quarter..    72.35      86.82      78.18      93.82      84.43     101.31
2005
   First Quarter...    72.35      86.82      78.78      94.53      85.72     102.87
   Second Quarter..    72.35      86.82      79.37      95.24      87.01     104.41
   Third Quarter...    72.35      86.82      79.97      95.97      88.33     105.99
   Fourth Quarter..    72.35      86.82      80.58      96.70      89.68     107.62
2006
   First Quarter...    72.35      86.82      81.20      97.44      91.06     109.27
   Second Quarter..    72.35      86.82      81.81      98.17      92.42     110.91
   Third Quarter...    72.35      86.82      82.43      98.92      93.82     112.59
   Fourth Quarter..    72.35      86.82      83.06      99.68      95.26     114.32
2007
   First Quarter...    72.35      86.82      83.70     100.44      96.72     116.07
   Second Quarter..    72.35      86.82      84.33     101.19      98.15     117.78
Year End
   2007............    72.35      86.82      86.28     103.53     102.33     122.80
   2008............    72.35      86.82      88.94     106.72     108.17     129.81
   2009............    72.35      86.82      91.67     110.01     114.33     137.20
   2010............    72.35      86.82      94.49     113.39     120.84     145.01
   2011............    72.35      86.82      97.40     116.88     127.72     153.27
   2012............    72.35      86.82     100.41     120.49     135.02     162.02
   2013............    72.35      86.82     103.49     124.19     142.71     171.25
   2014............    72.35      86.82     106.68     128.01     150.83     181.00
   2015............    72.35      86.82     109.96     131.95     159.42     191.30
   2016............    72.35      86.82     113.35     136.02     168.52     202.23
   2017............    72.35      86.82     116.84     140.21     178.12     213.74
   2018............    72.35      86.82     120.44     144.52     188.26     225.91
   2019............    72.35      86.82     124.14     148.97     198.98     238.78
   2020............    72.35      86.82     127.97     153.56     210.34     252.41
   2021............    72.35      86.82     131.91     158.29     222.32     266.78
   2022............    72.35      86.82     135.97     163.16     234.98     281.97
   2023............    72.35      86.82     140.15     168.18     248.36     298.03
   2024............    72.35      86.82     144.47     173.37     262.54     315.05
   2025............    72.35      86.82     148.92     178.70     277.49     332.99
   2026............    72.35      86.82     153.50     184.20     293.29     351.95
   2027............    72.35      86.82     158.22     189.87     309.99     371.99
   2028............    72.35      86.82     163.10     195.72     327.69     393.23
   2029............    72.35      86.82     168.12     201.74     346.35     415.62
   2030............    72.35      86.82     173.29     207.95     366.07     439.28
   2031............    72.35      86.82     178.62     214.35     386.91     464.30

--------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.

      Conversion Rights Based on Credit Ratings Downgrade. Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs is Baa1 or lower by Moody's, BBB+ or lower by Standard & Poor's or BBB+ or lower by Fitch. The LYONs will cease to be convertible pursuant to this paragraph during any period or periods in which all of the credit ratings are increased above such levels.

      Conversion Rights Upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      Conversion Rights Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which our shares of common stock would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of ML&Co. or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a change in control, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "--Change in Control Permits Purchase of LYONs at the Option of the Holder."

      In the event we elect to make a distribution described in the third or fourth bullet of the first paragraph under "--Conversion Rate Adjustments" below which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if we provide that holders of LYONs will participate in the transaction without conversion or in certain other cases.

      Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment of interest representing the increases in the contingent principal amount or accrued tax original issue discount or, except as described below, contingent interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

      . to satisfy our obligation to pay the original principal amount at maturity of the LYON; and

      . to satisfy our obligation to pay increases in the contingent principal amount and accrued tax original issue discount and, except as described below, contingent interest attributable to the period from the issue date through the conversion date.

      As a result, the increases in the contingent principal amount and accrued tax original issue discount and, except as described below, contingent interest are deemed to be paid in full rather than cancelled, extinguished or forfeited.

      If contingent interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date for contingent interest and prior to the next succeeding contingent interest payment date, holders of such LYONs at the close of business on the accrual or record date will receive the contingent interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion. Such LYONs, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

      The conversion rate will not be adjusted for increases in the contingent principal amount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      To convert a LYON into shares of common stock, a holder must:

      . complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

      .   surrender the LYON to the conversion agent;

      . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

      .   if required, pay all transfer or similar taxes.

Under the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

      Conversion Rate Adjustments.  The conversion rate will be adjusted for:

      . dividends or distributions on our common stock payable in our common stock or other capital stock;

      . subdivisions, combinations or certain reclassifications of our common stock;

      . distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the sale price at the time; and

      . distributions to the holders of our common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends). "Extraordinary cash dividends" means the amount of any cash dividend or distribution that, together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or distribution, and (ii) the quotient of the amount of any contingent interest paid on a LYON during such 12-month period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the payment date of such contingent interest.

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate may be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the NYSE or such other national or regional exchange or market on which the securities are then listed or quoted.

      If a shareholder rights plan, such as our Rights Agreement described under "Description of Common Stock--Rights to Purchase Series A Junior Preferred Stock" in the accompanying prospectus, under which any rights are issued provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

      .   the issuance of the rights;

      .   the distribution of separate certificates representing the rights;

      . the exercise or redemption of such rights in accordance with any rights agreement; or

      .   the termination or invalidation of the rights.

      The indenture permits us to increase the conversion rate from time to time.

      If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of ML&Co. or another person which the holder would have received if the holder had converted the holder's LYONs immediately prior to the transaction.

      No adjustment need be made for any transaction referred to above if holders of the LYONs are to participate in a transaction on a basis and with notice that our board of directors determines to be fair and appropriate in light of the basis and notice on which holders of common stock participate in the transaction.

      Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend in the amount of:

      . a taxable distribution to holders of common stock that results in an adjustment of the conversion rate; or

      .   an increase in the conversion rate at our discretion.

      See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

Contingent Interest

      Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from June 1 to November 30 and from December 1 to May 31, with the initial six-month period commencing June 1, 2007, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the contingent principal amount of such LYON on the day immediately preceding the first day of the applicable six-month period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the third trading day immediately preceding such record date.

      During any period when contingent interest shall be payable, the contingent interest payable per LYON in either the first three months or the second three months of such period will equal the greater of (i) the sum of the regular cash dividends paid by us per share on our common stock during those three months multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (ii) $0.16 multiplied by 13.8213.

      Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period, to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period. We will make contingent interest payments on the payment date of the related common stock dividend or, if we do not pay a regular cash dividend on our common stock during the relevant six-month period, on the last day of the relevant six-month period. The contingent principal amount will continue to increase at the applicable yield to whether or not contingent interest is paid.

      Regular cash dividends mean quarterly or other periodic cash dividends on our common stock as declared by our Board of Directors as part of its cash dividend payment practices and that are not designated by it as extraordinary or special or other nonrecurring dividends.

      The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million original principal amount of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

      . at least three such bids are not obtained by the bid solicitation agent; or

      . in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

      The bid solicitation agent will initially be JPMorgan Chase Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

      Upon determination that LYON holders will be entitled to receive contingent interest during a relevant six-month period, we will issue a press release and publish such information on our website as soon as practicable.

Purchase of LYONs at the Option of the Holder

      On March 13, 2005, 2007, 2012, 2017, 2022 and 2027, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date.

      The purchase price of a LYON will be the contingent principal amount of the LYON on the applicable purchase date. The contingent principal amount of a LYON will be equal to the original principal amount of $1,000 per LYON increased daily by a variable yield. The yield until June 12, 2002 will be 0% per annum and commencing June 13, 2002 will be reset quarterly to a rate of 3-month LIBOR minus 2.0% per annum. Because the purchase price of a LYON at any time is dependent upon the contingent principal amount of a LYON at that time, the purchase price cannot be determined at this time. See "--Redemption of LYONs at the Option of ML&Co." for examples of purchase prices under hypothetical LIBOR levels.

      We may, at our option, elect to pay the purchase price in cash, shares of our common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of our common stock or any combination thereof, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

      . whether we will pay the purchase price of LYONs in cash or in shares of our common stock or any combination thereof, specifying the percentages of each;

      . if we elect to pay in shares of our common stock, the method of calculating the market price of the common stock; and

      . the procedures that holders must follow to require us to purchase their LYONs.

      The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the business day immediately preceding the purchase date and must state:

      . the certificate numbers of the holder's LYONs to be delivered for purchase;

      . the portion of the original principal amount of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

      . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

      . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1)to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

          (2)to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

      If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date.

      The notice of withdrawal shall state:

      . the original principal amount of the LYONs being withdrawn, which must be $1,000 or an integral multiple of $1,000;

      .   the certificate numbers of the LYONs being withdrawn; and

      . the original principal amount, if any, of the LYONs that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of our common stock.

      We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

      The "market price" means the average of the sale prices of our common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day, or if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

      The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the NYSE on such other principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

      Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or by other appropriate means.

      Upon determination of the actual number of shares of common stock to be issued for each $1,000 original principal amount of LYONs in accordance with the foregoing provisions, we promptly will issue a press release and publish such information on our website.

      In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

      . listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

      . the registration of our common stock under the Securities Act and the Exchange Act, if required; and

      . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of the LYONs, except as described in the paragraph above.

      In connection with any purchase offer, we will to the extent applicable:

      . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      .   file Schedule TO or any other required schedule under the Exchange
          Act.

      Our obligation to pay the purchase price of a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price of the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

      If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and the contingent principal amount of such LYON will cease to increase, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

      We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

Redemption of LYONs at the Option of ML&Co.

      No sinking fund is provided for the LYONs. Prior to March 13, 2007, we cannot redeem the LYONs at our option. Beginning on March 13, 2007, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs. The redemption price of a LYON will be the contingent principal amount of such LYON on the redemption date.

      The contingent principal amount of a LYON will be equal to the original principal amount of $1,000 per LYON increased daily by a variable yield. The yield until June 12, 2002 will be 0% per annum and commencing June 13, 2002 will be reset quarterly to a rate of 3-month LIBOR minus 2.0% per annum. Because the redemption price of a LYON at any time is dependent upon the contingent principal amount of a LYON at that time, the redemption price cannot be determined at this time. The following table indicates what the redemption prices would be on each date below if LIBOR was a constant 2.00%, 5.00% and 8.00% from March 13, 2002. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the yield on the LYONs will fluctuate, any increases in contingent principal amount and redemption prices will differ, and may differ significantly, from the results shown below. The redemption price of a LYON redeemed between the dates below would include an additional amount reflecting the additional yield accrued since the next preceding date in the table.

                                                             Hypothetical Redemption Prices

                            Assuming 2.00% LIBOR                  Assuming 5.00% LIBOR
                    ------------------------------------- -------------------------------------
                       (1)        (2)           (3)          (1)        (2)           (3)
                              Increase in                           Increase in
                      LYON    Contingent                    LYON    Contingent
                      Issue    Principal    Redemption      Issue    Principal    Redemption
  Redemption Date     Price     Amount    Price (1) + (2)   Price     Amount    Price (1) + (2)
  ---------------   --------- ----------- --------------- --------- ----------- ---------------
March 13, 2005*
 (Purchase only at
 the option of the
 Holder)........... $1,000.00    $0.00       $1,000.00    $1,000.00    $95.26      $1,095.26
March 13, 2007*....  1,000.00     0.00        1,000.00     1,000.00    163.68       1,163.68
March 13, 2008.....  1,000.00     0.00        1,000.00     1,000.00    199.58       1,199.58
March 13, 2009.....  1,000.00     0.00        1,000.00     1,000.00    236.49       1,236.49
March 13, 2010.....  1,000.00     0.00        1,000.00     1,000.00    274.53       1,274.53
March 13, 2011.....  1,000.00     0.00        1,000.00     1,000.00    313.74       1,313.74
March 13, 2012*....  1,000.00     0.00        1,000.00     1,000.00    354.27       1,354.27
March 13, 2013.....  1,000.00     0.00        1,000.00     1,000.00    395.94       1,395.94
March 13, 2014.....  1,000.00     0.00        1,000.00     1,000.00    438.88       1,438.88
March 13, 2015.....  1,000.00     0.00        1,000.00     1,000.00    483.15       1,483.15
March 13, 2016.....  1,000.00     0.00        1,000.00     1,000.00    528.91       1,528.91
March 13, 2017*....  1,000.00     0.00        1,000.00     1,000.00    575.94       1,575.94
March 13, 2018.....  1,000.00     0.00        1,000.00     1,000.00    624.43       1,624.43
March 13, 2019.....  1,000.00     0.00        1,000.00     1,000.00    674.41       1,674.41
March 13, 2020.....  1,000.00     0.00        1,000.00     1,000.00    726.06       1,726.06
March 13, 2021.....  1,000.00     0.00        1,000.00     1,000.00    779.16       1,779.16
March 13, 2022*....  1,000.00     0.00        1,000.00     1,000.00    833.90       1,833.90
March 13, 2023.....  1,000.00     0.00        1,000.00     1,000.00    890.32       1,890.32
March 13, 2024.....  1,000.00     0.00        1,000.00     1,000.00    948.64       1,948.64
March 13, 2025.....  1,000.00     0.00        1,000.00     1,000.00  1,008.59       2,008.59
March 13, 2026.....  1,000.00     0.00        1,000.00     1,000.00  1,070.38       2,070.38
March 13, 2027*....  1,000.00     0.00        1,000.00     1,000.00  1,134.08       2,134.08
March 13, 2028.....  1,000.00     0.00        1,000.00     1,000.00  1,199.92       2,199.92
March 13, 2029.....  1,000.00     0.00        1,000.00     1,000.00  1,267.60       2,267.60
March 13, 2030.....  1,000.00     0.00        1,000.00     1,000.00  1,337.36       2,337.36
March 13, 2031.....  1,000.00     0.00        1,000.00     1,000.00  1,409.27       2,409.27
At Stated Maturity.  1,000.00     0.00        1,000.00     1,000.00  1,483.60       2,483.60


                            Assuming 8.00% LIBOR
                  ---------------------------------
                       (1)        (2)           (3)
                              Increase in
                      LYON    Contingent
                      Issue    Principal    Redemption
  Redemption Date     Price     Amount    Price (1) + (2)
  ---------------   --------- ----------- ---------------
March 13, 2005*
 (Purchase only at
 the option of the
 Holder)........... $1,000.00   $198.76      $1,198.76
March 13, 2007*.... 1,000.00     352.62       1,352.62
March 13, 2008..... 1,000.00     429.85       1,429.85
March 13, 2009..... 1,000.00     511.27       1,511.27
March 13, 2010..... 1,000.00     597.32       1,597.32
March 13, 2011..... 1,000.00     688.27       1,688.27
March 13, 2012*.... 1,000.00     784.67       1,784.67
March 13, 2013..... 1,000.00     886.30       1,886.30
March 13, 2014..... 1,000.00     993.70       1,993.70
March 13, 2015..... 1,000.00   1,107.23       2,107.23
March 13, 2016..... 1,000.00   1,227.55       2,227.55
March 13, 2017*.... 1,000.00   1,354.39       2,354.39
March 13, 2018..... 1,000.00   1,488.45       2,488.45
March 13, 2019..... 1,000.00   1,630.14       2,630.14
March 13, 2020..... 1,000.00   1,780.32       2,780.32
March 13, 2021..... 1,000.00   1,938.64       2,938.64
March 13, 2022*.... 1,000.00   2,105.97       3,105.97
March 13, 2023..... 1,000.00   2,282.82       3,282.82
March 13, 2024..... 1,000.00   2,470.27       3,470.27
March 13, 2025..... 1,000.00   2,667.87       3,667.87
March 13, 2026..... 1,000.00   2,876.72       3,876.72
March 13, 2027*.... 1,000.00   3,097.47       4,097.47
March 13, 2028..... 1,000.00   3,331.43       4,331.43
March 13, 2029..... 1,000.00   3,578.07       4,578.07
March 13, 2030..... 1,000.00   3,838.75       4,838.75
March 13, 2031..... 1,000.00   4,114.27       5,114.27
At Stated Maturity. 1,000.00   4,406.30       5,406.30

--------
* Dates on which holders may require ML&Co. to purchase outstanding LYONs at a price equal to the redemption price above.

      If we redeem less than all of the outstanding LYONs, the trustee will select the LYONs to be redeemed on a pro rata basis in original principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata, based on the ownership thereof, or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

Change in Control Permits Purchase of LYONs at the Option of the Holder

      In the event of a change in control (as defined below) occurring on or prior to March 13, 2007 with respect to ML&Co., each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 original principal amount, at a price equal to the contingent principal amount of such LYONs on the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus supplement as the "change in control purchase date."

      Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

      .   the events causing a change in control;

      .   the date of such change in control;

      .   the last date on which a holder may exercise the purchase right;

      .   the change in control purchase price;

      .   the change in control purchase date;

      .   the name and address of the paying agent and the conversion agent;

      .   the conversion rate and any adjustments to the conversion rate;

      . that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

      .   the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

      .   the certificate numbers of the LYONs to be delivered by the holder;

      . the portion of the original principal amount of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

      . that we are to purchase the LYONs pursuant to the applicable provisions of the LYONs.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

      . the original principal amount of the LYONs being withdrawn, which must be $1,000 or an integral multiple of $1,000;

      .   the certificate numbers of the LYONs being withdrawn; and

      . the original principal amount, if any, of the LYONs that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

      If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, contingent principal amount and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

      Under the indenture, a "change in control" of ML&Co. is deemed to have occurred at such time as:

      . any person, including its respective affiliates and associates, other than ML&Co., its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

      . there shall be consummated any share exchange, consolidation or merger of ML&Co. pursuant to which the common stock would be converted into cash, securities or other property in which the holders of our common stock and other capital stock with equivalent voting rights immediately prior to the share exchange, consolidation or merger, have, directly or indirectly, less than a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

      The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

      . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

      .   file Schedule TO or any other required schedule under the Exchange
          Act.

      The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of ML&Co. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

      .   to accumulate shares of our common stock;

      . to obtain control of ML&Co. by means of a merger, tender offer, solicitation or otherwise; or

      . part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by MLPF&S.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

      We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Events of Default and Acceleration

      The following are events of default for the LYONs:

      (1) default in payment of the contingent principal amount, redemption price, purchase price or change in control purchase price with respect to any LYONs when such becomes due and payable;

      (2) default in payment of any contingent interest, which default continues for 30 days;

      (3) our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate original principal amount of the LYONs then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

      (4) certain events of bankruptcy or insolvency affecting us.

      In case an event of default with respect to any LYON has occurred and is continuing, the amount payable to a beneficial owner of a LYON upon any acceleration permitted by the LYONs, with respect to each LYON, will be the contingent principal amount of the LYON plus the applicable yield on the LYON accrued through the date of such acceleration, and any accrued and unpaid contingent interest through the date of acceleration. If a bankruptcy proceeding is commenced in respect of us, the claim of the beneficial owner of a LYON may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the issue price of the LYON plus the yield and any contingent interest which has accrued as of the commencement of the proceeding.

      In case of default in payment of the LYONs, whether at the stated maturity or upon acceleration, from and after the maturity date the LYONs will bear interest, payable upon demand of their beneficial owners, at the applicable yield, to the extent that payment of any interest is legally enforceable, on the unpaid contingent principal amount due and payable on that date in accordance with the terms of the LYONs to the date payment of that amount has been made or duly provided for.

      The events of default set forth under "Description of Debt
Securities--Events of Default" in the accompanying prospectus are not applicable to the LYONs.

Modification

      In addition to those modifications that require the consent of each holder set forth under "Description of Debt Securities--Modification and Waiver" in the accompanying prospectus, the following modifications would require the consent of the holders of each outstanding LYON:

      . alter the manner or rate of accrual or payment of the contingent principal amount or contingent interest on any LYON;

      . make any LYON payable in money or securities other than that stated in the LYON;

      . reduce the original principal amount, contingent principal amount, redemption price, purchase price or change in control purchase price with respect to any LYON;

      . make any change that affects the right of a holder to convert any LYON in any adverse manner;

      . make any change that adversely affects the right to require us to purchase a LYON; and

      . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs.

      ML&Co. may modify the indenture or the LYONs without the consent of the holders to cure any ambiguity, omission, defect or inconsistency, provided that such modification does not materially adversely affect the rights of any LYON holder.

Calculations in Respect of LYONs

      We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the yield and the contingent principal amount and of the average market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. Upon request, we will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Depositary

  Description of the Global Securities

      Upon issuance, all LYONs will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for LYONs in definitive form, no global security may be transferred except as a whole by the depositary to its nominee or by such nominee of the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the LYONs represented by the global security for all purposes under the indenture. Except as provided below, the beneficial owners of the LYONs represented by a global security will not be entitled to have the LYONs registered in their names, will not receive or be entitled to receive physical delivery of the LYONs in definitive form and will not be considered the owners or holders of the LYONs including for purposes of receiving any reports delivered by ML&Co. or the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      To ensure that notices of conversion and purchase at the option of a holder or upon a change in control of ML&Co. (or any other notices or actions permitted or required to be taken by holders of LYONs under the indenture) are received by the paying agent by the times required, holders may need to give substantially earlier instructions to their broker or other intermediary. Different brokerage firms and intermediaries may have different cut-off times for accepting and implementing instructions from their clients. Therefore, you should consult with your broker and other intermediary, if applicable, as to applicable cut-off times and other notice mechanics.

  DTC Procedures

      The following is based on information provided by DTC.

      DTC will act as securities depositary for the LYONs. The LYONs will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the LYONs in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilities the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the LYONs under DTC's system must be made by or through direct participants, which will receive a credit for the LYONs on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the LYONs are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all LYONs deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of LYONs with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the LYONs; DTC's records reflect only the identity of the direct participants to whose accounts the LYONs are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the LYONs. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the LYONs are credited on the record date.

      Payments of contingent principal amounts and any contingent interest amounts made in cash on the LYONs will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of contingent principal amounts, premium, if any, and/or contingent interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

  Exchange for Certificated Securities

      If:

      . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days,

      . we execute and deliver to the trustee a company order to the effect that the global securities shall be exchangeable, or

      . an event of default under the indenture has occurred and is continuing with respect to the LYONs,

the global LYONs will be exchangeable for LYONs in definitive form of like tenor and of an equal aggregate original principal amount, in denominations of $1,000 original principal amount and integral multiples of $1,000. The definitive LYONs will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global LYONs.

      DTC may discontinue providing its services as securities depositary with respect to the LYONs at any given time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, LYONs certificates are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, LYONs certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

  Same-Day Settlement and Payment

      Settlement for the LYONs will be made by the underwriter in immediately available funds. We will make all payments of contingent principal amounts and contingent interest, if any, in immediately available funds so long as the LYONs are maintained in book-entry form.

Governing Law

      The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, our counsel, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the LYONs. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

      We do not address all of the tax consequences that may be relevant to an investor. In particular, we do not address:

      . the United States Federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

      . the United States Federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

      . persons who hold the LYONs whose functional currency is not the United States dollar;

      . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

      . any Federal, state, local or foreign tax consequences of owning or disposing of the common stock.

      Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

      A U.S. Holder is a beneficial owner of the LYONs who or which is:

      .   a citizen or individual resident of the United States, as defined in
          Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

      . a corporation or partnership, including any entity treated as a corporation or partnership for United States Federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury regulations are enacted that provide otherwise;

      . an estate if its income is subject to United States Federal income taxation regardless of its source; or

      . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of LYONs other than a U.S. Holder.

      No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States Federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States Federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

      We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States Federal or other tax laws.

Classification of the LYONs

      We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the LYONs will be treated as indebtedness for United States Federal income tax purposes and that the LYONs will be subject to the special Treasury regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

Accrual of Interest on the LYONs

      Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States Federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, we anticipate that U.S. Holders will be required to include interest in taxable income in each year in excess of the yield on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

      The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States Federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

      (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

      (2) divided by the number of days in the accrual period; and

      (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

      A LYON's issue price is the first price to the public at which a substantial amount of the LYONs is sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, with respect to the LYONs.

      Sidley Austin Brown & Wood LLP, our counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 5.714%, compounded semi-annually. The precise manner of calculating the comparable yield is not absolutely clear.

      The CPDI regulations require that we provide to U.S. Holders, solely for United States Federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

      The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

      For United States Federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the LYONs for United States Federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

      Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

      If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

      If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

      If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisor regarding these allocations.

Sale, Exchange, Conversion or Redemption

      Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon a U.S. Holder's exercise of a put right where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such an exercise of the U.S. Holder's put right will also result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON on any date will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments, as defined above, projected to have been made through such date. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

      A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

      If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for Federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

      For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

Treatment of Non-U.S. Holders

      The portion of any payment of contingent cash interest made to Non-U.S. Holders in excess of the floor amount (i.e., an amount equal to $0.16 multiplied by the initial number of shares issuable upon conversion of a LYON) will not be exempt from United States Federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such amounts at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for all or a portion of the withholding tax, either on the grounds that all or some portion of the contingent interest represents a return of principal under the CPDI regulations, or on other grounds.

      All other payments on the LYONs made to a Non-U.S. Holder, including the portion of any payment of contingent cash interest equal to the floor amount (i.e., the amount based on the $ 0.16 per share minimum), a payment in common stock pursuant to a conversion or the Non-U.S. Holder's exercise of a put right where we elect to pay in common stock, and any gain realized on a sale or exchange of the LYONs (other than income or gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE). However, if a Non-U.S. Holder were deemed to have received a constructive dividend (see "--Constructive Dividends" above), the Non-U.S. holder will generally be subject to United States Federal withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of such dividend.

      The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and such other information as the form may require.

      If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States Federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

      Payments of contingent principal amount, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds from a disposition of, the LYONs may be subject to information reporting and United States Federal backup withholding tax at the applicable statutory rate if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. Holder may be subject to United States backup withholding tax on payments on the LYONs and the proceeds from a sale or other disposition of the LYONs unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against such holder's United States Federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

                             ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code"), prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any LYONs on behalf of any plan, represents on behalf of itself and the plan, that the acquisition, holding and any subsequent disposition of the LYONs will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the LYONs and other securities. For further information on us and the LYONs, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                 UNDERWRITING

      Subject to the terms and conditions set forth in the purchase agreement, dated March 7, 2002, between ML&Co. and MLPF&S, the underwriter, we have agreed to sell to MLPF&S, and MLPF&S has agreed to purchase from us, $2,000,000,000 aggregate original principal amount of the LYONs at a purchase price equal to the initial public offering price set forth on the front cover of this prospectus supplement, less a discount of $22.50 per $1,000 original principal amount of LYONs.

      In the purchase agreement, the underwriter has agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the LYONs being sold under the terms of the purchase agreement if any of the LYONs are purchased.

      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in connection with those liabilities.

      The LYONs are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify its offer and to reject orders in whole or in part.

      The underwriter has advised us that it proposes initially to offer the LYONs to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price may change.

      The following table shows the per share and total public offering price, the underwriting discount to be paid by us to MLPF&S and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by MLPF&S of the over-allotment option.

                                            Per LYON  Without Option  With Option
                                            --------- -------------- --------------
       Public offering price............... $1,000.00 $2,000,000,000 $2,300,000,000
       Underwriting discount...............    $22.50    $45,000,000    $51,750,000
       Proceeds, before expenses, to ML&Co.   $977.50 $1,955,000,000 $2,248,250,000

      The expenses of the offering, exclusive of the underwriting discount, are estimated at $500,000 and are payable by us. MLPF&S has agreed to pay certain of our legal expenses incurred in connection with the offering.

      The underwriter has previously marketed (and anticipates continuing to market) securities of issuers under the trademark "LYONs". The LYONs we are offering hereby contain certain terms and provisions that are different from such other previously marketed LYONs, the terms and provisions of which also vary. See "Description of LYONs".

Over-Allotment Option

      We have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional $300,000,000 aggregate original principal amount of LYONs at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriter may exercise this option solely to cover over-allotments, if any, made on the sale of the LYONs offered hereby.

No Sales of Similar Securities

      We and certain of our executive officers have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of MLPF&S, for a period of 90 days after the date of this prospectus supplement:

      . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock, or file a registration statement under the Securities Act relating to any offerings of shares of our common stock for cash (other than a universal shelf registration statement not relating primarily to our common stock); or

      . enter into any swap or other agreement or any other transaction that transfers from us or our executive officers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

      The foregoing restriction does not apply to (i) our ability to sell the LYONs to the underwriter pursuant to the purchase agreement, (ii) our ability to grant options and rights, issue shares of common stock and file registration statements in connection with employee or non-employee director stock plans or employee benefit plans and (iii) certain gifts and transfers by our executive officers.

Secondary Market Activities by MLPF&S

      After the distribution of the LYONs is completed, due to certain regulatory restrictions arising from its affiliation with ML&Co., MLPF&S will not be able to make a market in the LYONs or, except on a limited, unsolicited basis, effect any transactions for the account of any customer in the LYONs. Other broker-dealers unaffiliated with ML&Co. will not be subject to such prohibitions.

      The underwriter may use this prospectus supplement and the accompanying prospectus for offers and sales related to any transactions in the LYONs following the completion of the initial offering of the LYONs. The underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Price Stabilization and Short Positions

      Until the distribution of the LYONs is completed, rules of the SEC may limit the ability of the underwriter to bid for and purchase the LYONs. As an exception to these rules, the underwriter is permitted to engage in particular types of transactions that stabilize the price of the LYONs. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the LYONs or the shares of common stock.

      If the underwriter creates a short position in LYONs in connection with this offering, e.g., if it sells more LYONs than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing the LYONs in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      In general, purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

      Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the LYONs or the shares of common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that transactions, once commenced, will not be discontinued without notice.

                             VALIDITY OF THE LYONs

      The validity of the LYONs offered hereby will be passed upon for us by Sidley Austin Brown & Wood LLP, New York, New York, and for the underwriter by Shearman & Sterling, New York, New York.

                            INDEX OF DEFINED TERMS

                                                                        Page
                                                                        ----
3-month LIBOR.......................................................... S-11
business day........................................................... S-11
change in control...................................................... S-22
change in control purchase date........................................ S-21
Code................................................................... S-32
comparable yield....................................................... S-29
contingent interest.................................................... S-5
contingent principal amount............................................ S-3 conversion trigger price............................................... S-12 depositary............................................................. S-24
ERISA.................................................................. S-32
Extraordinary cash dividends........................................... S-15
Fitch.................................................................. S-4
London banking day..................................................... S-11
LYONs.................................................................. S-3
market price........................................................... S-18
ML&Co.................................................................. S-3
MLPF&S................................................................. S-3
Moneyline Telerate Page 3750........................................... S-11
Moody's................................................................ S-4
net negative adjustment................................................ S-29
net positive adjustment................................................ S-29
Non-U.S. Holders....................................................... S-28
original principal amount.............................................. S-3 sale price............................................................. S-18
Standard & Poor's...................................................... S-4
TOPrS.................................................................. S-9
Trading day............................................................ S-12
U.S. Holder............................................................ S-27
underwriter............................................................ S-3
yield.................................................................. S-3

================================================================================


                                     [LOGO]

                                $2,000,000,000

                           Merrill Lynch & Co., Inc.

                    Liquid Yield Option/TM/ Notes due 2032
                    (Zero Coupon - Floating Rate - Senior)

                        -------------------------------
                             PROSPECTUS SUPPLEMENT
                        -------------------------------

                              Merrill Lynch & Co.

                                 March 7, 2002

/TM/Trademark of Merrill Lynch & Co., Inc.                        Patent Pending
================================================================================